UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 12, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tesla Motors, Inc.

File No. 001-34756 - CF#31860

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Tesla Motors, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2014, as amended in a Form 8-K filed on October 11, 2016.

Based on representations by Tesla Motors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through November 7, 2024
Exhibit 10.3	through November 7, 2024
Exhibit 10.4	through November 7, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary